SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

Magnolia Solar Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

(Title of Class of Securities)

60741C101

(CUSIP Number)

Ashok K. Sood
54 Cummings Park, Suite 316
Woburn, MA 01801
(781) 497-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Ashok K. Sood I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 6,156,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,156,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,156,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.99%(1)
14	TYPE OF REPORTING PERSON* IN

1 Based upon an aggregate of 18,110,800 shares of the Issuer’s issued and outstanding common stock as of December 31, 2009.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Magnolia Solar Corporation, a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 54 Cummings Park, Suite 316, Woburn. MA 01801.

Item 2. Identity and Background.

This statement is being filed by Ashok K. Sood.  Mr. Sood is President, Chief Executive Officer and a director of the Issuer.

During the past five years, Mr. Sood has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2009, the Issuer entered into an Agreement and Plan or Reorganization (the “Merger Agreement”) with Magnolia Solar, Inc., a privately held Delaware corporation (“Magnolia Solar”) and Magnolia Solar Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Acquisition Sub”).  Upon the closing of the transactions contemplated under the Merger Agreement (the “Merger”), Acquisition Sub was merger into and with Magnolia Solar, and Magnolia Solar, as the surviving corporation became a wholly-owned subsidiary of the Issuer.  At the closing of the Merger, each share of Magnolia Solar’s common stock issued and outstanding prior to the closing of the Merger was exchanged for the right to receive 0.76 shares of common stock of the Issuer.  Mr. Sood, as a shareholder of Magnolia Solar, received 6,156,000 shares of common stock of the Issuer pursuant to the Merger Agreement.  At the closing of the Merger, Mr. Sood was appointed President, Chief Executive Officer and as a director of the Issuer.

Item 4. Purpose of Transaction.

Pursuant to the Merger Agreement, the Issuer acquired 100% of the outstanding capital of Magnolia Solar.  Following the closing of the Merger, the Issuer is carrying on the business of Magnolia Solar as its sole line of business.

  Except as set forth above, Mr. Sood has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Sood may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of December 31, 2009, Mr. Sood beneficially owned 6,156,000 shares or 33.99% of the Issuer’s common stock.  Mr. Sood has the sole power to vote or dispose of all of his shares.

In the sixty days prior to December 31, 2009, the date of the event requiring the filing of this statement, Mr. Sood did not engage in any transactions involving the Issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sood and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 25, 2010	By:	/s/ Ashok K. Sood
Ashok K. Sood